Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: November 19, 2021

FiscalNote Holdings, Inc. Audio NetRoadshow Transcript

Speaker: Manoj Jain | Duddell Street Acquisition Corporation

Chairman, CEO & Co-Chief Investment Officer

Hello, thank you for showing interest in the announced merger between Duddell Street Acquisition Corp. and FiscalNote Holdings, Inc. My name is Manoj Jain, and I'm the Chairman and CEO of Duddell Street Acquisition Corp., a $175 million NASDAQ listed SPAC and I am the co-founder and co-CIO of Maso Capital. Maso Capital is a Hong Kong-based alternative asset manager focused primarily on event-driven investing with a specialty in mergers and acquisitions and capital markets. We have over 60 years of combined investment experience and have deployed over $20 billion of transaction capital since inception.

Today, I will speak briefly on the transaction before handing over to the FiscalNote management team. Duddell Street IPO’ed in October, 2020 with a goal to merge with a high-growth company with a strong public market equity story, visible U.S. listed comparables, and experienced and aligned management team and a target company with a number of post listing organic and inorganic value levers. From a sponsorship branding and our investment perspective, it is clear and unanimous that FiscalNote stands above any other major partner. Notably management has a unique ability to grow the business both organically and via a disciplined approach to acquisitions. As an active and experienced global PIPE participant, we have analyzed the features we like to see in deSPAC transactions of a buy-side perspective and have embedded those features into our merger with FiscalNote. From a structural standpoint, Maso Capital bought and hold over 20% of the Duddell Street IPO. In addition, Maso Capital has agreed to backstop the entire trust account of $175 million and anchor the PIPE. Therefore with a backstop trust and a hundred million dollar fully committed PIPE combined gross proceeds of $275 million, this is materially in excess of the minimum cash condition. We believe this deal construct is highly unique within the deSPAC arena and significantly enhances transaction closing certainty. With its founder led management team and AI driven software, FiscalNote is disrupting a $37 billion legal and regulatory industry, historically comprised of industry publications, consultants, and large pools of paralegals. FiscalNote revolutionizes the way laws, regulations, and policies are tracked and analyzed and in a similar manner to how finance individuals use Bloomberg or Reuters, FiscalNote delivers real time, personalized data feeds, and alerts on complex legal and policy information. This allows customers to either increase revenues or reduce costs. And on that note, I pleased to pass to Tim and the rest of the FiscalNote management team.

Speaker: Tim Hwang | FiscalNote

Co-Founder & CEO

Thanks Manoj, as was previously mentioned, my name is Tim Hwang, the founder and CEO here at FiscalNote. I thought I'd give a little bit of background on myself and how we started the company and talk a little bit about what we're trying to accomplish here. I started off my career in politics, working for the Obama campaign in ‘08, and mysteriously or ended up running for office a year later and really jumped into the political scene. After finishing up university at Princeton and starting my MBA over at Harvard, I decided to drop out, essentially start this company at the intersection of technology and politics.

And so what I want to talk about today is really what our company does and the things that we're working on here at FiscalNote to really accomplish our mission. The one-liner that really describes FiscalNote fundamentally is that we are a company that creates technology that delivers really critical legal data and insights in an uncertain world. You'll see actually that boards and CEOs are facing increasing amounts of regulations, whether it's regulations or sanctions or taxes or legal ambiguity with respect to their organizations. And so, CEOs are demanding more and more clarity with respect to laws, regulations, and policies that may potentially impact their organizations.

On the next slide you'll actually see how FiscalNote brings everything together with respect to really making sense of the complexity that exists in our government policies, whether it's the trillions of dollars in spending, the hundreds of thousands of elected officials, you know, the billions and billions of pages that are proposed, with respect to laws and regulations in every single sector and industry. What FiscalNote does is combines unrivaled information, embedded cloud-based workflows, AI powered analytics, and really differentiated research and must-have information around policy to really combine data analytics and workflow to create actionable insights. Now these insights actually help organizations to do a couple of things like secure government funding, generate incremental revenue, minimize costs, or mitigate some level of reputational risk as it pertains to their organizations.

On the next slide, you'll see that FiscalNote actually is a category creator, similar to the ways in which organizations in finance and HR and sales and other categories industry so effectively created new software categories. FiscalNote is charting the pathway by creating really crucial technologies and embedded workflows on the desks of the world's most important decision-makers.

On the next slide, you'll see actually how FiscalNote has evolved to become a scale player with a global footprint. We've got over a dozen offices, multiple different countries around the world from Washington to New York, to parts of Europe and Asia, servicing over 3000 subscription customers, over half the fortune 100, scaled player with pro forma revenues reaching 173 million in 2022, hundreds of professionals across the world. As an example of that, for instance, a hundred percent of the United States House and the Senate are using FiscalNote’s platforms and the coverage that we provide today.

Now on the bottom, you'll actually see some really great statistics about the company in terms of our operating metrics, whether it's the vast, vast majority of 91% of our revenue is coming from subscriptions, over a hundred percent NRR in our most recent quarter, great LTV to CAC ratios that we've supported, scaling the business over time.

On the next slide, you'll see a great set of examples around FiscalNote’s value proposition. We have a very clear value proposition with respect to our customer segments, whether it's government agencies using FiscalNote to secure government funding, corporations navigating a wide variety of complex regulatory issues, legal issues around things like ESG or data privacy, antitrust, as well as legal information, NGOs and nonprofits advocating to their elected officials about particular issues that they care about. So, as an example, you'll see two examples here, Nestle using FiscalNote to cut back on a wide variety of contracts, legal expenses, the Americans for the Arts, a major endowments and foundation in the United States, using FiscalNote it to leverage its platforms to retain hundreds of millions of dollars in federal funding for arts and humanities using the platform today.

So what we're essentially doing is we're connecting policymaking professionals to really understand that 360 degree view of information and data analytics for them to understand that value proposition around policies and regulations. One of the things we're very proud of with respect to FiscalNote is how we respond to major issues globally. One example this of course, is COVID-19 where it really exemplifies the relationship that we have with our public sector customers like the CDC, or the federal reserve, or the executive office of the president, as well as major private sector customers like AstraZeneca, CNN, 3M, really using FiscalNote to help public and private sector clients navigate really unpredictable issues in an uncertain world, whether it's COVID-19 or a wide variety of other major policy or regulatory issues that may potentially impact your organization.

Of course FiscalNote has become a market leader over the last couple of years through a wide variety of investments and partnerships that we've developed alongside many of our capital partners and the like here. So we started off in Silicon Valley in a Motel 6 in 2013, three guys and a laptop and a dream to essentially build a company at the intersection of technology and the law. We launched our first product to really provide clarity to disparate government sources. So we're seeing capital from Mark Cuban, Jerry Yang, Steve Case, NEA -- blue-chip Silicon Valley investors -- over the course of the last couple of years, really scaling our business through multiple acquisitions, key data sets and workflow tools, expanding geographically across the world and accessing growth capital in the process.

Over time, of course, we are positioning ourselves to become a market leader by investing in organic growth, getting more customers, accelerating product development, increasing our international expansion, as well as driving key market consolidation through inorganic activities.

And we hope to do this all in the public markets. Now what we're doing here at FiscalNote is really combining, as I mentioned, Silicon Valley technology roots with inside Washington and legal expertise and Wall Street level deal-making capacity to be able to really build a market leader in this space.

Well, what we want to talk about now is the investment highlights for the company, why the company is in a great place to continue to build a market leadership position. We want to talk about our massive market opportunity. We want to talk about our AI and data-driven workflows solutions. We want to talk about our blue-chip customer base, and the multiple avenues for inorganic and organic growth. And of course the visionary management team that's bringing it all together.

The opportunity that we're chasing after here as a company really boils down to this $37 billion legal information market that companies and organizations spend every single year on buying legal and government information. And that feeds into a broader market at $314 billion market of companies and organizations and government agencies purchasing key data sets and information for their particular use cases.

Now, we believe that this market is growing. We believe that for a couple of reasons. Number one is because of the proliferation of regulatory complexity, the Brexits, the U.S. China relations, the emerging markets where you're seeing a lot of that regulatory complexity coming through. We believe it because of the lack of systems, lack of software, the demand for information, and decision-making as well as the need for aggregation and standardization with respect to the laws themselves.

And so how are we tackling this market opportunity?

We are increasing our sales capacity, expanding our land and expand opportunities, continuing to expand the market growth, particularly in markets like the EU, one of the most heavily regulated markets in the world, as well as Asia, increasing our new logo acquisitions from new customer segments that we're going after, expanding the data assets that we have respect to our proprietary technology, and constantly creating new products we want to give to our customers, and of course continue to develop relationships with our customers to drive better retention and cross sell and upsell. And so, the outpour of that is increasing growth. And we've seen that for instance, in the latest quarter, 2021, where we saw a 62% increase in new logo bookings just in the last quarter.

Now the core of FiscalNote’s technology revolves around our AI and data-driven workflows. It starts off with proprietary data ingestion and processing engine that collects processes and standardized, you know, billions and billions of pages of legal documents, structures it, classifies it, normalize it and sticks it into a patented AI-enabled core built on top of modern cloud technologies like AWS, MuleSoft, Elasticsearch that enables us to do a variety of things like creating alerting systems or recommendation engines or predictions that really get better over time with more and more usage, and that feeds into a workflow capability that creates better policy monitoring, reporting capabilities, other tools around things like research and analytics or streamlined compliance to really build a scalable platform to constantly add new datasets, reduce time to market, and really leverage the modern interface that we have to create big differentiation in the marketplace.

The FiscalNote technology stack is really built on these proprietary capabilities we've developed, things like powerful ingestion engines, industry-leading classification and labeling capabilities, standardized formats for taking information together, analysis and trend summarization for information. And that leads to specific outcomes for our customers, things like being able to connect a wide amount of information from legislation to regulations to court documents to government filings to transcripts and be able to pull all that information together, or being able to augment specific workflows creating automation capabilities for things that are repetitive or things that are hard to do for our customers. And ultimately, that leads to a business that has highly defensible technologies that require deep investments in both AI technologies, as well as legal expertise, and then creating data network effects for our customers to be able to create insights that are unique, and to create more and more value as we get more and more customers over time. And so what we're really doing here is really building a vision for a next generation data company that really leverages everything from artificial intelligence to enhanced workflows, to develop rapidly and very critical insights for our customers.

Ultimately what that leads to is a product that really helps our customers sift through the chaos.

Really understanding the dashboards with respect to information that's coming through, being able to search and get alerts on comprehensive data, getting proprietary analysis around regulations or legislation, and having really embedded and actionable workflows that they can use to navigate policies and regulations. And so we see a couple examples here, like 3M or Southwest or UNCF, where they're using FiscalNote to monitor regulations, create these dashboards to have the key analytics and workflows that they need to do their jobs.

One key example of that, of course, is that 60% of the time when users save a piece of legislation, they were first alerted to it by our proprietary recommendation engine. So what that essentially means is that they're using our platforms that discovered new pieces of regulations or legislation that they never had known about before. And so that's just one piece of the value add that we're providing for customers to really navigate through that complex set of regulations and that political chaos.

And now we're going to need to do is actually pass it over to Reed Fawell, our chief revenue officer, to talk a little bit about our customer base and our growth strategy.

Speaker: Reed Fawell | FiscalNote

Chief Revenue Officer

Thanks Tim. As Tim mentioned, my name is Reed Fawell and I serve as FiscalNote’s Chief Revenue Officer. I spent over 20 years in B2B sales and account management with a focus on recurring revenue businesses, including key commercial leadership roles at Corporate Executive Board run as a publicly held company from $100 to over $900 million in ARR.

What you see here is a snapshot of FiscalNote’s client base. There are two primary points that I'd like to make. First, the world's leading shapers of the economy and policy from across the private and public sectors rely on FiscalNote to make sense of the intersections of global policy risk and opportunity. Second, the diversification of our client base and revenue streams across industries underscores our ability to address the needs of a wide range of clients as we continue to grow across industry verticals and within the installed client base.

On the next slide, let's cover a framework for how we go about growing these accounts. On the left, we illustrate how we grow at each account, starting with effective customer onboarding followed by increasing users as you can see on the horizontal axis and crossline products on the vertical axis. Additionally, all of our products themselves have expansion opportunities within them through the new data sets and capabilities.

As you can see on the top right, this strategy has resulted in a sticky customer base characterized by steady increases in span across market segments. This trend will accelerate in pace as we integrate multiple acquisitions to cross sell into our large client base. This year alone, we've already added nearly double the number of acquired product lines for cross sell into our accounts than we have in the previous six years combined, providing a clear line of sight for accelerating growth. Finally, in addition to increasing their use of FiscalNote products, customers are committing to longer engagements, as you can see on the bottom right.

Let's walk through a growth example in the following slide. On the far left, we have a fortune 500 biotech and pharmaceutical company that began with a small scale, U.S. federal legislative monitoring subscription so they could stay on top of relevant policy movements in the U.S. Congress. As that team came to rely on FiscalNote’s data, their broader public affairs team covering markets as diverse as North America, the EU, Argentina, and India became exposed to FiscalNote’s broader capabilities for our cross sell efforts. As a result, they recently signed a two year contract for over $700,000.

Now, for example, when product ingredients that are worth hundreds of millions in revenues in the EU are up for regulatory reclassification, they leverage FiscalNote’s government official data to identify key legislators and regulators who will influence the regulation, how those officials have voted on this and similar issues in the past, as well as relevant policy trends so they can strategically allocate their communication efforts with those officials and other third party stakeholders in the most effective way.

Simultaneously, they leverage FiscalNote for regulatory and legislative horizon scanning. For example, how various countries around the world are developing their policies regulating drone use for blockchain and financial transactions. Again, the compounding effect of FiscalNote’s technology on their ability to manage a complex global business grows with each new AI-backed data set today. Today, this client tells us that FiscalNote has transitioned from a basic information services provider to a trusted platform for their global growth strategy with more opportunities yet to come. For the sake of time, I'll turn it back over to Tim, but I'm glad to go further into the other use cases at another time.

Speaker: Tim Hwang | FiscalNote

Co-Founder & CEO

Great, thanks Reed, and so one of the things that we're actually very excited about is the organic products strategy that we have in place with particular respect to new adjacent market opportunities as well as these regulated sectors of the future. So when we think about FiscalNote’s product strategy, the best way to visualize it is a tree. Now, the roots of this tree are all the different disparate data sets; the legislation and the regulations, the transcripts, social media, whatever it is that we're pulling into the roots of this tree. And that tree is essentially feeding it to a tree trunk -- the artificial intelligence, the natural language processing the information that's essentially collecting this information and making sense of all the data that we're collecting from these roots. And at the top of this tree are different branches. These are application workflows that leverage different data sets and the artificial intelligence capabilities to create new use cases for our customers, whether it's particular monitoring or compliance or whatever the case may be.

So one of the things we're doing right now is actually defining what are the particular political and regulatory challenges our customers will face in 5, 10, 15 years, and then working backwards from those challenges to identify the key datasets, the key insights, and the key workflow tools they'll need to be successful. So we're looking at things like autonomous vehicles or online sports betting, or cryptocurrencies or telehealth, data privacy, or cybersecurity -- major issues that regulators are going to be barreling into that require key insights and key workflows for them to really build a set of expertise and ultimately embedded workflows for that to be successful and navigating these high-growth regulated sectors for the future.

One example of this is ESG, where we are combining key content and information around what regulators are doing with respect to ESG, bringing that together with artificial intelligence capabilities around things like transcription of key regulators, the speeches that they're giving, key unique insights around what they're thinking about, and then pairing that all up with a product called Equilibrium, a carbon accounting and ESG reporting tool that enables customers to understand from the bottom, key insights on what regulators are thinking about and then how to implement those particular changes within their organizations.

Now, just one example of the many, many regulated sectors of the future that we're chasing after. And we're essentially building this replicable strategy to build a wide variety of vertical software businesses inside FiscalNote, doing this over and over and over again, chasing after these large, fast growing regulated sectors of the future.

And now what I'm going to do is actually pass it over to Jon, our CFO, to talk about our M&A machine and the inorganic approach that we're taking to the marketplace.

Speaker: Jon Slabaugh | FiscalNote

Chief Financial Officer & Senior Vice President of Corporate Development

Thank you, Tim. Before I get started, let me introduce myself. I'm Jon, and I'm the CFO and senior vice president of corporate development at FiscalNote. I've spent 25 years buying, building and selling successful companies like FiscalNote. I started my career in banking, transitioned to private equity and then into operations, finance, and M&A. For 15 years prior to joining FiscalNote, I managed a multifamily office with a portfolio of 10 business information companies, serving energy, tax, finance, and healthcare industries. FiscalNote is strategically acquisitive. We operate in a highly fragmented market where FiscalNote is the early mover unifying best-in-class point solutions to address our customer's regulatory challenges. Our strategy is working very well. Since 2015, we've completed 13 acquisitions, seven transactions this year that added $26 million to our run rate revenue and 1100 new customers.

On the right you'll see some examples of our structured and repeatable and integration process quickly achieved transaction benefits. I'd like to highlight VoterVoice, an advocacy software tool that we acquired in 2017. VoterVoice is delivered at 23% compound annual growth rate for FiscalNote. And earlier this year, we acquired a complimentary business called Fireside 21, a constituent management tool. VoterVoice, and Fireside together create an unprecedented communication loop, connecting elected officials with those who put them in office.

Moving on to the next page, I'll highlight how our M&A pipeline is lifeblood of our acquisition strategy. In other markets, information needs are addressed by well-known companies like Morningstar, CoStar, and S&P. In our market, the world's largest companies and governments rely on smaller legacy point solutions and emerging entrepreneurial startups. Our acquisition success is dependent on maintaining a continuous pipeline of opportunities. Our playbook starts with a disciplined approach to market research and target identification. Our corporate development team works closely with Tim, Reed, and the board to identify evolving customer needs.

Presently, we have identified over 900 different M&A targets. The list grows every day as we hunt for opportunities to pursue the regulated industries of the future. A typical acquisition target has between five and $15 million of annual recurring revenue in the strong customer following built on subject matter expertise. But these smaller companies are often limited by access to capital, management, and data technology. We position FiscalNote as a buyer of choice for entrepreneurs and for business owners. All of our M&A activity so far has been internally sourced through outreach and proprietary bilateral negotiations. This year, we've engaged in discussions with over 50 companies. Seventeen are currently in advanced discussions and three under active letter of intent. In addition to me and Tim, our M&A efforts were supported by four corporate development professionals, four in-house attorneys, and an integration task force with representatives from across the company. Up until this point, capital has been the handbrake on our ability to grow through acquisition. Our transactions are typically structured as a combination of limited cash, private stock and earn outs. We are highly selective and don't pursue any transaction when it's not right for our business, right for our customers, with the right culture and available on the right terms.

On the next page, you'll see details of transactions that have closed this year and those in our pipeline. As mentioned, we've added $26 million to our revenue run rate this year. And we have three active LOIs that will take that number north of $30 million. Looking out to next year, we already have discussions with companies representing more than $135 million of additional revenue. We will pick and choose which businesses are right for FiscalNote. In some instances, we can go from an introduction to closing in as little as 60 days. In other circumstances, we can cultivate a multi-year relationship with a prospect, getting to know the management team, culture, capabilities, and building trust over time.

Our research and discovery process take us down many dead ends. We turn away more opportunities than we close. And we only engage when we see a good fit for FiscalNote. At the letter of intent stage, FiscalNote has already passed a number of gating stages, and we are very deliberate and effective moving the process forward. In the last 12 months, our close ratio has been 70% on deals under LOI. The three transactions that did not close were all our decisions -- companies that failed our due diligence process.

FiscalNote content and capabilities are unique, but on the next slide you'll see that our business plan is familiar. Our buy build and innovate strategy follows a predictable path of accelerated growth around mission-critical business information. IHS, Reed Elsevier, CoStar, and Thomson Reuters executed this plan in other markets to become multi-billion dollar juggernauts. These companies consolidate industry segments at important inflection points. The proliferation of desktop computing, falling data storage costs, and the ubiquitous access to the internet. We are one of those inflection points today created by advancements in artificial intelligence, NLP and machine learning.

FiscalNote is applying these innovative technologies to modernize the way our customers access and use information to solve problems. Political and economic complexity are on the rise. We have the most comprehensive toolkit in the market today. Our acquisition strategy somewhat solidifies our differentiation and competitive barriers. I'll pass it back to Tim, the visionary who identified this opportunity and brought together our exceptional team.

Speaker: Tim Hwang | FiscalNote

Co-Founder & CEO

Thanks, Jon. And so, as Jon mentioned, we're bringing together this stellar, visionary management team to essentially bring all these different capabilities together. This is a management team that has operated businesses at scale, that's taken multiple companies public, that has executed several major M&A deals into the multi-billions of dollars, that really combines Silicon Valley expertise with inside Washington expertise to really build a strong business into the future. One example of that is the award-winning nature of this management team as recognized by the World Economic Forum. As a technology pioneer, we presented multiple times to Davos about the future of law, the future of artificial intelligence and how these things are coming together for our industry.

Now, this management team is actually supplemented by a network of advisors and investors. These are heads of state, major CEOs, secretaries to presidents who have essentially done two things: one, stamp their approval on the business model and the approach that we're taking to building this company and two, to opening up key doors in emerging markets, key customer segments, whatever the case may be, as a key differentiator for the business that really builds an entire network of advisors and supporters who are pushing the business into the next stage.

And of course, it's not just our management team and our advisors, but it's a whole set of equity investors and funds all the way from the earliest stage, blue-chip Silicon Valley investors to growth stage investors and corporate investors who have essentially backed the business over the course last couple of years to the tune of over a quarter billion dollars and the last valuation, being over a billion dollars in the private markets. And so, we're proud to be working with such a great set of managers, advisors, and investors. We're bringing together the vision for this organization.

And now what I'm going to do is actually pass it back to Jon to talk about the financial snapshots for this business.

Speaker: Jon Slabaugh | FiscalNote

Chief Financial Officer & Senior Vice President of Corporate Development

FiscalNote’s operating plan will continue to drive strong growth. Each year, we plan to generate between 15 and 20% organic growth complimented by the M&A program that will deliver an additional 40 to $50 million of incremental revenue. Our run rate at the end of this year will surpass a hundred million dollars increasing to $173 million next year. FiscalNote’s business model has high operating leverage, and we enjoy strong, improving gross margins.

The company is executing on a plan to become EBITDA positive in 2023 with increasing profitability each year thereafter. Every year, customers become increasingly dependent on FiscalNote for our unique and valuable products. Customer loyalty is fundamental to our growth. Our net retention rate now exceeds a hundred percent for large customers, a key metric that will continue to drive higher organic growth rates.

On the next slide, you'll see how our customer loyalty and increasing growth rates will drive rapid sustainable growth. In 2021, our revenue run rate is expected to increase by 65%. This growth is a combination of sustainable organic and inorganic efforts. As we begin the budgeting process for 2022, we will plan to drive the revenue run rate north of $173 million by the end of next year. We are internally focused on constant improvement, seeking ways to accelerate revenue from existing and acquired products. We also deconstruct all aspects of our business and continuously seek ways to become more efficient.

Previously, I spoke about our acquisition playbook and our ability to integrate newly acquired companies. This year, we've spent $128 million on acquisitions, $32 million in cash and $96 million in stock and seller paper. This works out to a five times multiple acquired revenue, a metric that will decrease rapidly with underlying growth. We believe these transaction metrics will hold up and improve when we can negotiate with the certainty of cash in the public currency. We have the M&A machine ready to execute against our plan and believe with the right capital structure, FiscalNote will become the next industry leader with a path to $400 million in revenue within four years.

The next slide provides a look into that future. As we cross the hundred million mark this year, today, we have a solid platform capable of innovation and continued industry disruption. The core business is capable of doubling over the next five years. Our ability to accelerate that growth is dependent on two factors: the strength of our team and access to capital.

For the past two years, we've been solely focused on this event. We have built out our finance and accounting team with the talent necessary to access the public markets and be accountable to the shareholders. We work with industry leading advisors and counsel, who have helped us build the systems and compliance regimes necessary to meet the challenges of public reporting. FiscalNote has institutionalized our business development and M&A capabilities for sustainable growth.

Most importantly, our industry leading innovation will continue to create a competitive moat. From the time Tim, Gerald, and Jonathan founded the business in Silicon Valley, our shareholders have supported and invested in the future. Tim's vision to become a sustainable, innovative, independent company. At every turn, the investors and board have supported an outsized investment in R&D, content, and the G&A infrastructure to grow.

From inception, FiscalNote is generated operating deficit funded by supportive capital partners. In 2023, FiscalNote will achieve profitability and begin its migration to normative industry operating margins. The peer group that I mentioned earlier operates comfortably and even down margins in excess of 30%. FiscalNote will be no different. Presently, our margins are affected by the investments needed to claim the leadership position we enjoy today. In the future, our profit profitability and operating margins will be the field that continues to drive our growth strategy. I'll pass it over now to Manoj who will discuss how FiscalNote’s operating success will be measured by the public markets.

Speaker: Manoj Jain | Duddell Street Acquisition Corporation

Chairman, CEO & Co-Chief Investment Officer

Thank you team. The transaction summary on page 41 highlights both a hundred percent seller rollover and use of proceeds entirely for debt repayment at M&A. At the $1.3 billion deSPAC valuation, the entry multiple is approximately 6.9 times 2022 EV to sales and 4.6 times 2023 EV to sales, both of which are actually material discount to all relevant comparable companies.

If we move to page 47, this summarizes the recent U.S. legal tech IPOs highlighting their institutional buy side following, the lack of available float for investors, and the attractive FiscalNote multiple. And finally on page 48, we summarize why we at Maso Capital and Duddell Street Acquisition Corp. find this opportunity so highly compelling and asymmetric.

In a data driven world, FiscalNote is an exciting and innovative company with a unique market position. The core business organically compounds at 15 to 20% per annum with 90% recurring revenues, 80% gross margins, with a clear path to profitability. With access to public markets, FiscalNote’s cost of capital reduces and their balance sheet is unlocked, which allows the company to drive value accretive M&A.

In addition, management have a beat and raise mentality and are incentivized to perform. Maso Capital's prior positive experience with FiscalNote has provided us with a familiarity and diligence check, and there is an additional credibility wrapper from the recent capital raisings, the quality of the current shareholder base and the prominent advisory board members. Importantly Maso Capital's commitment coupled with the seller earnout levels struck at $12.50, $15, $20 and $25 a share highlights the alignment and level of conviction from both parties. So to conclude, we strongly believe we have a great company at the right valuation with the right technical structure. Thank you.

Speaker: Tim Hwang | FiscalNote

Co-Founder & CEO

Thanks Manoj. We're very excited about this transaction and appreciate everybody taking the time to listen.

Additional Information and Where to Find It

For additional information on the proposed business combination, see Duddell Street ’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed business combination, Duddell Street intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.